Mail Stop 4561
Via Fax (408) 974-2023

April 12, 2010

Peter Oppenheimer
Senior VP and Chief Financial Officer
Apple Inc.
1 Infinite Loop
Cupertino, CA 95014

      Re: **Apple Inc.**
                Form 10-K/A for the Fiscal Year Ended September 26, 2009
                Filed on January 25, 2010
                File No. 000-10030

Dear Mr. Oppenheimer:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                        Sincerely,

                        Kathleen Collins
                        Accounting Branch Chief